IMPERIAL

02 MAR -3 AM 8:10

82-1257

26 February 2002

02015755

Ms A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Street
WASHINGTON DC 20549 USA

SUPPL

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Dear Anne

RE: ADR FACILITY

Please find enclosed a copy of a notice of General Meeting lodged with the Australian Stock Exchange Limited on 26 February 2002.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

dlw 3/8

dh3497b

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R356 Royal Exchange NSW 1225 • Tel (61 2) 9251 1846 Fax: (61 2) 9251 2550

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/02/2002

TIME: 12:29:16

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of General Meeting

IMPERIAL

26 March 2002

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

Re: Notice of General Meeting

With reference to the above, please find attached a Notice of a General Meeting (including information Memorandum and Proxy Form) to be held on Wednesday, 27 March 2002 which was recently dispatched to shareholders in compliance with Listing Rule 15.2.

Yours faithfully

D L Hughes
Secretary

dlh7560af Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R356 Royal Exchange NSW 1225 • Tel (61 2) 9251 1846 Fax: (61 2) 9251 2550

IMPERIAL ONE LIMITED

ACN 002 148 361

NOTICE OF GENERAL MEETING

INFORMATION MEMORANDUM

PROXY FORM

General Meeting to be held at 10.30 am on Wednesday, 27 March 2002 at Level 2, 131 Macquarie Street, Sydney, New South Wales

These documents should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

002369 - V1

IMPERIAL ONE LIMITED

ACN 002 148 361

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a general meeting of the shareholders of Imperial One Limited (the "Company") will be held at Level 2, 131 Macquarie Street, Sydney on Wednesday, 27 March 2002 at 10.30 a.m. to consider and if thought fit, to pass the resolutions set out in this notice.

RESOLUTIONS

1. PLACEMENT OF OPTIONS MADE ON 19 DECEMBER 2001

Ordinary Resolution

That, for the purposes of ASX Listing Rule 7.4 and for all other purposes , the grant of the 37,295,000 options made on 19 December 2001 exercisable at $0.01 each at any time up to 31 December 2006, and the issue of shares upon exercise of those options on the terms and conditions set out in the Information Memorandum which accompanies this Notice of Meeting be ratified and approved.

2. PLACEMENT OF CONVERTIBLE NOTES MADE ON 19 DECEMBER 2001

Ordinary Resolution

That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the placement of 18,421,100 convertible notes made on 19 December 2001, and the issue of shares upon conversion of those convertible notes on the terms and conditions set out in the Information Memorandum which accompanies this Notice of Meeting be ratified and approved.

3. FURTHER PLACEMENT OF CONVERTIBLE NOTES

Ordinary Resolution

That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, the issue, within 3 months after the date of this meeting, of up to 34,210,500 convertible notes, and the issue of shares upon conversion of those convertible notes on terms and conditions set out in the Information Memorandum which accompanies this Notice of Meeting be approved.

By Order of the Board of Directors

D L Hughes
Secretary

DATED: 21 February 2002

This Notice of Meeting is accompanied by Explanatory Notes to shareholders which explains the purpose of the Meeting and the resolutions to be considered at the Meeting.

NOTES:

1. This notice of meeting should be read in conjunction with the accompanying Information Memorandum which forms part of this Notice of Meeting.

2 An Ordinary Resolution to be approved must be passed by not less than 50% of the votes cast by members present and entitled to vote on the resolution.

VOTING EXCLUSION

Resolution 1, 2 and 3

The Company will disregard any votes cast on Resolutions 1, 2 and 3 by PSG Doyle Capital Limited or by any associate of PSG Doyle Capital Limited.

The Company will however, accept as valid, any vote that is:

a. cast in accordance with directions on the proxy form, by persons appointed as proxy for a member who is entitled to vote; or

b. cast by the Chairman of the Meeting as proxy for a member who is entitled to vote, in accordance with directions on the proxy form that authorise the holder of the proxy to decide how the vote should be cast.

THIS DOCUMENT IS IMPORTANT
AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the course you should follow, you should consult your stockbroker, solicitor, accountant or other professional adviser immediately.

INFORMATION MEMORANDUM

IMPERIAL ONE LIMITED

ACN 002 148 361

This Information Memorandum is to be read together with (and forms part of) the Notice of General Meeting of the Company to be held at level 2, 131 Macquarie Street, Sydney on Wednesday, 27 March 2002 at 10.30 a.m. If you are unable to attend the meeting, please complete the enclosed proxy form and return it to the Company's registered office as soon as possible, and in any event by 10.30 am on Monday, 25 March 2002.

CORPORATE DIRECTORY

DIRECTORS	B W McLeod (Chairman) D H Sutton R J Koscharsky K A Torpey
COMPANY SECRETARY	D L Hughes
REGISTERED OFFICE	Level 2 131 Macquarie Street Sydney NSW 2000 Tel: +61 2 9251 1846 Fax: +61 2 9251 2550
SHARE REGISTRY	Computershare Investor Services Pty Ltd Level 3 60 Carrington Street Sydney NSW 2000
AUDITORS	Court & Co Level 29, Tower Building Australia Square 264 George Street Sydney NSW 2000
STOCK EXCHANGE LISTING	Australian Stock Exchange Limited Code: IMP - Ordinary Shares IMPOB - Options expiring 31/7/2003 IMPOC - Options expiring 30/6/2004 New York OTC Market Code: IMPGY OTC #: 452869103

SUMMARY OF PROPOSALS AND GENERAL INFORMATION

The information in this document relates to the Resolutions to be considered at the General Meeting of members of Imperial One Limited ("the Company") to be held at Level 2, 131 Macquarie Street, Sydney on Wednesday, 27 March 2002 at 10.30 a.m.

INTRODUCTION

The purpose of this general meeting is to deal with the transactions described in this Information Memorandum. At the meeting shareholders of the Company will consider and if thought fit pass the resolutions described below.

Resolutions 1, 2 and 3 are all Ordinary Resolutions, which to be approved must be passed by not less than 50% of the votes cast by members present and entitled to vote on each resolution.

Each of the resolutions relate to a finance package entered into with PSG Doyle Capital Limited on 17 December 2001. The key terms of the package comprise:

1 PSG Doyle Capital Limited will advance up to $1,000,000 to the Company in exchange for the issue of up to 52,631,600 convertible notes at 1.9 cents each. The notes carry a coupon of 1% per annum payable at maturity of the notes or conversion. The convertible notes are repayable on 19 December 2002.
2. At the date of this Information Memorandum PSG Doyle Capital Limited has advanced $750,000 to the Company by way of subscription for 18,421,100 convertible notes to raise $350,000 and loan funds of $400,000 (at an interest rate of 1% per annum), pending approval for the issue of additional convertible notes contemplated in Resolution 3. If Resolutions 2 and 3 are not passed, PSG Doyle Capital Limited will not advance the further $250,000 and the initial 18,421,100 convertible notes already issued to PSG Doyle Capital Limited must be immediately redeemed (that means the $350,000 will be repaid to PSG Doyle Capital Limited) and the loan of $400,000 immediately repaid.
3. The convertible notes and loan funds are secured by way of a mortgage over the Company's investment shares in BeMax Resources NL to the value of $3,000,000.
4. In addition to the convertible notes, the Company issued 37,295,000 options to take up ordinary shares in the Company to PSG Doyle Capital Limited. Each option is exercisable at $0.01 at any time up to 31 December 2006. Full details of the terms of the options appear below.
5. The funds raised from the convertible note issue and the exercise of any options are being used to increase the Company's shareholding in BeMaX Resources NL through the exercise at 25 cents each of 1,750,000 options expiring 31 December 2001, repay corporate debt, provide additional working capital to enable the Company to evaluate and if considered appropriate, invest in further cash generating investment opportunities that are likely to enhance the value of the Company's existing investment portfolio.

RESOLUTION 1 - PLACEMENT OF OPTIONS MADE ON 19 DECEMBER 2001

Ordinary Resolution

The proposed resolution is:

> *That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the grant of the 37,295,000 options made on 19 December 2001 exercisable at $0.01 each at any time up to 31 December 2006, and the issue of shares upon exercise of those options on the terms and conditions set out in the Information Memorandum which accompanies this Notice of Meeting be ratified and approved.*

The effect of this resolution is that those options will not be counted as part of the limitation in ASX Listing Rule 7.1 on the issue by the Company of equity securities representing 15% of the Company's issued capital.

The terms of the financing package provided by PSG Doyle Capital Limited included the issue of 37,295,000 options under the terms and conditions listed below.

Terms and Conditions of Options issued by the Company

Each Option entitles the Option Holder to subscribe for one fully paid ordinary Share in Imperial One Limited ("Company") at the Exercise Price, on the following terms and conditions.

1. Entitlement to ordinary Shares
Subject to any adjustments referred to below, the Option Holder is entitled on payment of the Exercise Price to one fully paid ordinary Share in the capital of the Company for each Option exercised.

2. Exercise period

The Options are exercisable during the Exercise Period commencing on the date of grant of the Options and continuing up to and including 31 December 2006.

3. Exercise of Options

The Options are exercisable at any time during the Exercise Period by the Option Holder completing and signing the Option Exercise Notice and lodging the Notice, together with a bank cheque for the total Exercise Price for the number of Options exercised, with the Company.

4. Shares issued on exercise of Options

The Company will issue fully paid ordinary Shares pursuant to the exercise of Options within 15 Business Days after receiving a validly executed Option Exercise Notice and the Exercise Price payable in respect of the Options exercised.

Shares issued on exercise of the Options will rank equally in all respects with all other fully paid ordinary Shares of the Company on issue at the date of issue.

If the Company's Shares are listed for quotation on the ASX, the Company will apply for official quotation on ASX of any Shares issued on exercise of the Options within a reasonable time after the Shares are allotted, and in accordance with the ASX Listing Rules.

5. New issues of securities

An Option Holder will not be entitled to participate in a new issue of Shares or other securities made by the Company to holders of its Shares unless the Options are exercised before the record date for determining entitlements to the issue.

If there is a pro rata issue (except a bonus issue) to the holders of Shares, the Exercise Price will be reduced according to the following formula:

$$0' = 0 - \frac{E[P-(S+D)]}{N+1}$$

0' = the new Exercise Price of the Option.
0 = the old Exercise Price of the Option.
E = the number of Shares into which one Option is exercisable.
P = the average market price per Share (weighted by reference to volume) of the Shares during the 5 trading days ending on the day before the ex rights date or ex entitlements date.
S = the subscription price for the Share under the pro rata issue.
D = the dividend due but not yet paid on the existing Shares (except those to be issued under the pro rata issue).
N = the number of Shares with rights or entitlements that must be held to receive a right to one new Share.

If the Company makes a pro rata bonus issue of Shares to its shareholders prior to an Option being exercised, and the Option is not exercised prior to the record date for the issue, the Option will, when exercised, entitle the holder to one Share plus the number of bonus Shares which would have been issued to the holder if the Option had been exercised prior to the record date.

Subject to clauses 5 and 6 of these Terms and Conditions, the Exercise Price and the number of Shares over which an Option can be exercised cannot be amended.

6. Capital reorganisations

If there is a reorganisation of the capital of the Company, the number of Options and/or the Exercise Price of the Options will be correspondingly reorganised in a manner, which is permissible under, or necessary to comply, with the ASX Listing Rules in force at the relevant time.

7. Transfer of Options

An Option Holder may transfer, dispose of, deal with or encumber in any way any Options at any time.

8. Lapse

Unless exercised prior, the Options will lapse on 31 December 2006 or upon the liquidation or dissolution of the Company.

9. Amendments
No amendment to the Terms and Conditions of these Options can be made without the prior written consent of the Option Holder.

10. Governing Law
These Terms and Conditions shall be governed by and construed in accordance with the laws for the time being in force in the State of New South Wales.

11. ASX Listing
The options will not be listed.

All Options that are the subject of the resolution have been issued to PSG Doyle Capital Limited.

RESOLUTION 2 - PLACEMENT OF CONVERTIBLE NOTES MADE ON 19 DECEMBER 2001

Ordinary Resolution

The proposed resolution is:

That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the placement of 18,421,100 convertible notes made on 19 December 2001, and the issue of shares upon conversion of those convertible notes on the terms and conditions set out in the Information Memorandum which accompanies this Notice of Meeting be ratified and approved.

As at the date of this Notice of Meeting the company has issued 18,421,100 convertible notes to PSG Doyle Capital Limited to raise $350,000. In addition PSG Doyle Capital Limited has loaned a further $400,000 to the Company which will be satisfied by the issue of further convertible notes contemplated in Resolution 3.

The convertible notes have the following key terms:

1. The Notes are convertible at 1.9cents each at any time up to and including 19 December 2002, ie on the basis of one share issued for each Note converted. (Subject to the Company's rights of redemption).

2. The notes carry a coupon of 1% per annum payable at maturity of the notes or conversion.

3. The convertible notes are repayable on 19 December 2002. (If not converted or redeemed prior to that date).

4. The Company may, at any time prior to the maturity date, elect to redeem all or part of the outstanding Notes after giving the Noteholder at least 7 days notice of the proposed date of redemption.

   During that notice period, the Noteholder may convert such number of Convertible Notes it holds at the date of that Notice, so long as the number of Convertible Notes it elects to convert, plus the number of Convertible Notes it has already converted, does not exceed 60% of the total number of Convertible Notes issued to it.

5. If Imperial makes a bonus issue of securities prior to any convertible note being converted, the holder will upon conversion be entitled to receive such number of further shares as they would have received if the convertible notes had been converted prior to the record date for the bonus issue.

6. Shares issued upon conversion of the convertible notes will rank equally with all other fully paid ordinary shares of the Company.

7. Holders of convertible notes may participate in any pro-rata issue of shares or other securities as if they had converted their convertible notes prior to the record date for such issue.

8. The Convertible Notes are not transferable.

The effect of this resolution is that those convertible notes will not be counted as part of the limitation in ASX Listing Rule 7.1 on the issue by the Company of equity securities representing 15% of the Company's issued capital.

If Resolutions 2 and 3 are not passed, PSG Doyle Capital Limited will not advance the further $250,000 to the Company and the initial 18,421,100 convertible notes already issued to PSG Doyle Capital Limited must be

immediately redeemed (that means the $350,000 will be repaid to PSG Doyle Capital Limited) and the loan of $400,000 immediately repaid.

4. RESOLUTION 3 - FURTHER PLACEMENT OF CONVERTIBLE NOTES

Ordinary Resolution

The proposed resolution is:

That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, the issue, within 3 months after the date of this meeting, of up to 34,210,500 convertible notes, and the issue of shares upon conversion of those convertible notes on the terms and conditions set out in the Information Memorandum which accompanies this Notice of Meeting be approved.

The financing package provided by PSG Doyle Capital Limited requires the issue of a further 34,210,500 convertible notes, on terms stated above, to repay the interim loan of $400,000 made to the Company and allow for a further drawdown of $250,000, if required by the Company.

If Resolutions 2 and 3 are not passed, PSG Doyle Capital Limited will not advance the further $250,000 to the Company and the initial 18,421,100 convertible notes already issued to PSG Doyle Capital Limited must be immediately redeemed (that means the $350,000 will be repaid to PSG Doyle Capital Limited) and the loan of $400,000 immediately repaid.

ADDITIONAL INFORMATION

The following additional information is provided to shareholders to assist them in considering the resolutions described in this Information Memorandum.

Market Price of Imperial One Limited Shares

The closing sale price of Imperial One Limited ordinary shares on ASX on the day immediately before the date of this Information Memorandum was 2.5 cents on 20 February 2002.

Issued Capital

The issue of convertible notes and options pursuant to the resolutions set out in the notice of meeting will increase the Company's issued capital as set out below.

	Currently on Issue	**To be issued if resolutions passed**
Ordinary Shares on Issue	377,923,153	
Options exercisable at 20 cents by 31 July 2003	177,064,309	
Options exercisable at 10 cents by 30 June 2004	41,439,068	
Executive Options exercisable at 9 cents by 30 July 2005 (unlisted)	14,350,000	
Options exercisable at 1 cent by 31 December 2006 (unlisted)	37,295,000	
Convertible notes at 1.9 cents maturing 19 December 2002 (unlisted)	18,421,100	34,210,500

In the event that PSG Doyle Capital Limited converted all notes into stock and exercised all its options it would be entitled to 19.22% of the then issued capital of the Company on a fully diluted basis.

IMPERIAL ONE LIMITED

ACN 002 148 361

PROXY FORM

Registered Office
Level 2
131 Macquarie Street
Sydney NSW 2000

I/We --
(Full Name)

of --
(Address)
being a member / members of Imperial One Limited, hereby appoint:

(Name of Proxy or Proxies)

(Address of Proxy or Proxies)
or in his/her, their absence:

(Name of Proxy or Proxies)

(Address of Proxy or Proxies)

or failing him/her/them the Chairman of the meeting as my/our proxy to vote for me/us on my/our behalf at the general meeting of the Company to be held at Level 2, 131 Macquarie Street, Sydney 2000 on Wednesday, 27 March 2002 at 10.30 a.m. and at any and every adjournment of that meeting.

If two proxies are being appointed, the proportion of the members' voting rights which this proxy is appointed to represent is %. If no proportion is specified each proxy may exercise half of the member's voting rights.

RESOLUTIONS

	In favour of	Against	Abstain
1. Ratification of grant of options	☐	☐	☐
2. Ratification of issue of convertible notes	☐	☐	☐
3. Approval of a further placement of convertible notes	☐	☐	☐

Unless otherwise directed, the proxy holder may vote as he/she thinks fit, or abstain from voting.

The Chairman intends to vote all undirected proxies that he receives in favour of resolutions 1, 2 and 3.

If you do not wish to direct your proxy how to vote, please place a mark in the box ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

(See over) ⇒

Signed this day of 2002

SIGNED by)
)
in the presence of:

Signature of Witness:

Full Name of Witness:
(BLOCK LETTERS)

Address:

Occupation:

THE COMMON SEAL of)
)
was hereunto affixed by)
authority of the Directors)
in the presence of:)

____
Director

____
Director/Secretary

NOTES TO PROXIES:

1. A member entitled to attend and vote at the meeting has the right to appoint a proxy. A member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of the member's votes each proxy is appointed to exercise. A proxy need not be a member of the Company.

2. A proxy for a corporation must be given under the seal of the corporation or under the hand of a duly authorised officer.

3. In order for proxy forms to be valid they must be delivered to the registered office of the Company, Level 2, 131 Macquarie Street Sydney 2000 or be sent by facsimile on 02 9251 2550 and, in each case be received not less than 48 hours before the time for holding the meeting.

4. If a proxy is signed by the member's attorney, the power of attorney or a certified copy of the power of attorney must be received by the Company not less than 48 hours before the time for holding the meeting

5. The proxy form must be signed personally by the shareholder or his attorney, duly authorised in writing. If a proxy is given by a corporation, the proxy must be executed under either the common seal of the corporation (if required) or under the hand of an officer of the Company or its duly authorised attorney. In the case of joint shareholders, this proxy must be signed by at least one of the joint shareholders, personally or by a duly authorised attorney.

6. If the proxy form specifies a way in which the proxy is to vote on any of the resolutions stated above, then the following applies:

   (a) the proxy need not vote on a show of hands, but if the proxy does so, the proxy must vote that way; and
   (b) if the proxy has two or more appointments that specify different ways to vote on the resolution, the proxy must not vote on a show of hands; and
   (c) if the proxy is the Chairperson, the proxy must vote on a poll and must vote that way; and
   (d) if the proxy is not the Chairperson, the proxy need not vote on a poll, but if the proxy does so, the proxy must vote that way.

7. If a proxy is also a shareholder, the proxy can cast any votes the proxy holds as a shareholder in any way that the proxy sees fit.

Please advise of any change of address by completion of the section below:

My new address is: ____